**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**September 22, 2016**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Cheniere Energy Partners LP Holdings, LLC**

**File No. 1-36234– CF-34141**
_____

Cheniere Energy Partners LP Holdings, LLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 9, 2016.

Based on representations by Cheniere Energy Partners LP Holdings, LLC  that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4             through         May 4, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary